                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 1) (1)


                  ICO Global Communications (Holdings) Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G4705T109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)




-----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                       13G
CUSIP NO. G4705T109                                            PAGE 2 OF 6 PAGES


(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons

       TRW Inc. ("TRW")
       I.R.S. No. 34-0575430

(2)    Check the Appropriate Box if a Member of a Group

       (a) [  ]
       (b) [  ]

(3)    SEC USE ONLY

(4)    Citizenship or Place of Organization

       Ohio

NUMBER OF                  (5) Sole Voting Power               13,916,667
SHARES                                                     --------------
BENEFICIALLY
OWNED BY                   (6) Shared Voting Power                      0
EACH                                                       --------------
REPORTING
PERSON                     (7) Sole Dispositive Power           4,916,667
WITH                                                       --------------

                           (8) Shared Dispositive Power         9,000,000 (a)
                                                           --------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person    13,916,667
                                                                    ------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      --------

(11) Percent of Class Represented by Amount in Row (9)          6.7%
                                                             -------------

(12) Type of Reporting Person                CO
                                         ----------
--------------

(a) Such Ordinary Shares are subject to certain restrictions on transfer contained in an agreement between Donaldson, Lufkin & Jenrette Securities Corporation and TRW dated May 15, 1998, as amended by letter agreement dated June 29, 1998 (the "Lock-up Agreement"). Under the Lock-up Agreement, TRW has agreed, subject to certain exceptions contained therein, not to, directly or indirectly, offer, sell or contract to sell or otherwise dispose of, or enter into any transaction (including a derivative transaction) having an economic effect similar to a sale of Ordinary Shares for a period of two years from the date of the underwriting agreement (the "Underwriting Agreement") related to the initial public offering of Ordinary Shares of ICO Global Communications (Holdings) Limited ("ICO"), which date TRW has been advised is July 31, 1998, except that (i) 15% of the Ordinary Shares held by TRW as of May 15, 1998 may be sold after the date which is 11 months after the date of the Underwriting Agreement, and (ii) with respect to 4,500,000 Ordinary Shares, the restrictions on the right to transfer such shares expired on the date 180 days after the date of the Underwriting Agreement.

Item 1(a).    Name of Issuer:
----------    --------------

              ICO Global Communications (Holdings) Limited

Item 1(b).    Address of Issuer's Principal Executive Offices:
----------    -----------------------------------------------

              1 Queen Caroline Street
              Hammersmith
              London W6 9BN
              England

Item 2(a).    Name of Person Filing:
----------    ---------------------

              TRW Inc.

Item 2(b).    Address of Principal Business Office:
----------    ------------------------------------

              1900 Richmond Road
              Cleveland, Ohio 44124

Item 2(c).    Citizenship:
----------    -----------

              Ohio

Item 2(d).    Title of Class of Securities:
----------    ----------------------------

              Ordinary Shares of ICO Global Communications (Holdings) Limited

Item 2(e).    CUSIP Number:
----------    ------------

              G4705T109

Item 3.       If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
-------       check whether the person filing is a:

              (a)   [  ]   Broker or dealer registered under Section 15 of the
                           Exchange Act;

              (b)   [  ]   Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

              (c)   [  ]   Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act;

              (d)   [  ]   Investment company registered under Section 8 of the
                           Investment Company Act;

              (e)   [  ]   An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

              (f)   [  ]   An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)   [  ]   A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);


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              (h)   [  ]   A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

              (i)   [  ]   A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)   [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.       Ownership:
-------       ---------

              (a)      Amount beneficially owned:

                       13,916,667

              (b)      Percent of class:

                       6.7%

              (c)      Number of shares as to which such person has:

                       (i)      Sole power to vote or to direct the vote:   13,916,667
                       (ii)     Shared power to vote or to direct the vote:   0
                       (iii)    Sole power to dispose or to direct the disposition of:   4,916,667
                       (iv)     Shared power to dispose or to direct the disposition of:  9,000,000 (a)

Item 5.       Ownership of Five Percent or Less of a Class:
-------       --------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
-------       ---------------------------------------------------------------

              Not applicable.

---------------

(a) Such Ordinary Shares are subject to certain restrictions on transfer contained in an agreement between Donaldson, Lufkin & Jenrette Securities Corporation and TRW dated May 15, 1998, as amended by letter agreement dated June 29, 1998 (the "Lock-up Agreement"). Under the Lock-up Agreement, TRW has agreed, subject to certain exceptions contained therein, not to, directly or indirectly, offer, sell or contract to sell or otherwise dispose of, or enter into any transaction (including a derivative transaction) having an economic effect similar to a sale of Ordinary Shares for a period of two years from the date of the underwriting agreement (the "Underwriting Agreement") related to the initial public offering of Ordinary Shares of ICO Global Communications (Holdings) Limited ("ICO"), which date TRW has been advised is July 31, 1998, except that (i) 15% of the Ordinary Shares held by TRW as of May 15, 1998 may be sold after the date which is 11 months after the date of the Underwriting Agreement, and (ii) with respect to 4,500,000 Ordinary Shares, the restrictions on the right to transfer such shares expired on the date 180 days after the date of the Underwriting Agreement.




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Item 7.           Identification and Classification of the Subsidiary Which
-------           --------------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  --------------------------------------------------------------
                  Company:
                  --------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:
-------           ---------------------------------------------------------

                  Not applicable.

Item 9.           Notice of Dissolution of Group:
-------           ------------------------------

                  Not applicable.

Item 10.          Certification:
--------          -------------

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."







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                                   Signatures
                                   ----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 14, 2000              TRW Inc.



                                       By:    /s/ Kathleen A. Weigand
                                             ----------------------------------
                                              Kathleen A. Weigand
                                              Vice President, Assistant General
                                              Counsel and Assistant Secretary








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